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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              UNITED FINANCIAL CORP
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    909919102
                                    ---------
                                 (CUSIP NUMBER)

                               Robert L. Nosworthy
                          Eighteen Seventy Corporation
                              2 Manhattanville Road
                            Purchase, New York 10577
                                 (914) 694-3999
                                 --------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 2, 2001
                                   -----------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4) , check the following box [ ] .

Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of Securities described in Item 1; and (2) has beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1 (a) of the Securities and Exchange Commission for other parties to whom copies are to be sent.

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Item 1.  Securities and Issuer

         This statement on Schedule 13D relates to shares of Common Stock, par value $1.00 per share, of United Financial Corp. ("United"), a Minnesota corporation with its principal executive offices at 120 lst Ave. North, Great Falls, Montana 59403.

Item 5.  Interest in Securities of the Issuer

         On May 2, 2001 the Reporting Person sold 119,900 shares of United Common stock to the company for $2,233,737.00, and the Reporting Person no longer holds any stock of United.



                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2001                            EIGHTEEN SEVENTY FINANCIAL INC.
-----------
    (Date)

                                       By:    /s/ Robert L. Nosworthy
                                              --------------------------
                                              Its Vice President
                                              Robert L. Nosworthy


May 4, 2001                            EIGHT SEVENTY CORPORATION
-----------
    (Date)


                                       By:   /s/  Peter M. Kennedy III
                                             ---------------------------
                                             Its President
                                             Peter M. Kennedy III